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ltrpar UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)
X  Form 10-K and Form 10-KSB    Form 20-F    Form 11-K        Form 10-Q and
Form 10-QSB    Form N-SAR

For Period Ended September 30,
ltrch 2000
X  Transition Report on Form 10-K and Form 10-KSB
__ Transition Report on Form 20-F
__ Transition Report on Form 11-K
__ Transition Report on Form 10-Q and Form 10-QSB
__ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form,
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant: MICEL CORP.

Address of Principal Executive Office (Street and Number):

445 Central Avenue
Cedarhurst, NY 11516

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the
registrant seeks relief pursuant to Rule 12b-25b, the following should be completed.
(Check box if appropriate):

[  ]	(a)	The reasons described in reasonable detail in Part III of this form could
not be eliminated without unreasonable effort or expenses;
[X]	(b)	The subject annual report, semi-annual report, transition report on
Forms
10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report o r transition report on Forms 10-Q,
10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[  ]	(c)	The accountant's statement or other exhibit required by Rule
12b-25(c)
has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F,
11-K,
10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed
within the prescribed time  period. (Attach Extra Sheets if Needed)

The 10-KSB filing could not be filed within the prescribed period because the Company’s financial reports could not be completed in the proper form without unreasonable expense and effort.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

      David Selengut        	   	 212                   370-1300
 	(Name)		    	(Area Code)  (Telephone Number)

(2)	Have all other periodic reports r equired under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify
report(s).	 X  Yes       No

(3)	Is it anticipated that any significant change in results of operations from the
corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes    X   No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	          MICEL CORP.
	(Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly
authorized

Dated: December 27
af15 , 2000		MICEL CORP.

By:
Ron Levy
President

INSTRUCTION: The form may be signed by anexecutive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives's authority to sign on behalf of the registrant shall be filed with the form.

	ATTENTION
Intention misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

	GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General
Rules
and Regulations under the Securi
ltrch ties Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with
each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not
restate information that has been correctly furnished.  The form shall be clearly
identified as an amendment notification